Exhibit 99.1

Ballard Announces Van Hool Follow-on Order For 10 Fuel Cell Modules to Power Buses in Holland

VANCOUVER, BC, Dec. 17, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a purchase order from Van Hool (https://www.vanhool.be/en/), a leading bus OEM and Ballard partner headquartered in Belgium, for 10 fuel cell modules to power Van Hool A330 buses to be deployed in Emmen, the Netherlands, under the JIVE2 funding program.

Van Hool A330 Fuel Cell Bus powered by Ballard (CNW Group/Ballard Power Systems Inc.)

Ballard plans to deliver the 10 fuel cell modules in 2021. These will power 10 Van Hool A330 model Fuel Cell Electric Buses (FCEBs) that are planned for deployment with Groningen-Drenthe and Qbuzz, the public transport agency in Emmen, by 2022. Shell has been contracted to build a hydrogen refueling station and is also working on development of a 10-megawatt plant for onsite production of green hydrogen. Emmen's fuel cell bus fleet is expected to use 60-to-90 tons of green hydrogen annually.

Van Hool's A330 FCEB is 12 meters (39.3 feet) long, carries up to 74 people and has a range of 350-to-400 kilometers (220-to-250 miles) between hydrogen refuelings.

Filip Van Hool, CEO of Van Hool said, "We are keen to deploy more Fuel Cell Electric Buses, powered by Ballard, in European cities. The successful integration of Ballard products into our buses, including the A330, has enabled progress toward commercialization of fuel cells in public transportation. We expect continued market penetration and growth of zero-emission fuel cell buses throughout the EU."

Rob Campbell, Ballard Chief Commercial Officer noted, "Ballard is delighted to continue our collaboration with Van Hool and we are very pleased to now provide fuel cell power modules for additional buses to be deployed in The Netherlands. With these buses Ballard will have powered more than 100 Van Hool FCEBs operating in The Netherlands – including the cities of Groningen and Emmen – and in France, Germany, Norway, Belgium and Denmark."

Ballard fuel cell modules have demonstrated unmatched on-road performance in Fuel Cell Electric Buses, including earlier generation modules operating in buses for more than 35,000 hours, with only minimal fuel cell maintenance required.

Europe's JIVE (Joint Initiative For Hydrogen Vehicles Across Europe) funding programs are intended to pave the way to commercialization of fuel cell electric buses by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations. Results of the JIVE programs are expected to demonstrate the technical readiness of FCEBs to bus operators and the economic viability of hydrogen as a zero-emission bus fuel to policy makers. The JIVE programs are supported by a total of €57 million in grants from the Fuel Cells and Hydrogen Joint Undertaking (FCH JU).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 17-DEC-20